Ardagh Group S.A.

Audited Annual Accounts for the year ended 31 December 2019

56, rue Charles Martel

L-2134 Luxembourg, Luxembourg

R.C.S.: B 160804

Share Capital: EUR 21,956,207.68

Table of Contents

Audited Annual Accounts of Ardagh Group S.A.

for the year ended 31 December 2019

Directors and Other Information...........................................................................................................................................................................2

Audit Report                                                                                                                                                                        3

2	Ardagh Group S.A.

Directors and Other Information

Directors

Paul Coulson

Brendan Dowling

Houghton Fry

Johan Gorter

David Matthews

Gerald Moloney

Damien O’Brien

Hermanus Troskie

Edward White

Shaun Murphy (appointed 30 October 2019)

Philip Hammond (appointed 12 November 2019)

Registered Office

56, rue Charles Martel

L-2134 Luxembourg

Luxembourg

Registre du Commerce et des Sociétés

B 160804

Auditors

PricewaterhouseCoopers, Société coopérative

Réviseur d’Entreprises agréé

2, rue Gerhard Mercator

L-1014 Luxembourg

3	Ardagh Group S.A.

Audit report

To the Shareholders of

Ardagh Group S.A.

Our opinion

In our opinion, the accompanying annual accounts give a true and fair view of the financial position of Ardagh Group S.A. (the “Company”) as at 31 December 2019, and of the results of its operations for the year then ended in accordance with Luxembourg legal and regulatory requirements relating to the preparation and presentation of the annual accounts.

What we have audited

The Company’s annual accounts comprise:

•	the abridged balance sheet as at 31 December 2019;
•	the abridged profit and loss account for the year then ended; and
•	the notes to the annual accounts, which include a summary of significant accounting policies.

Basis for opinion

We conducted our audit in accordance with the Law of 23 July 2016 on the audit profession (Law of 23 July 2016) and with International Standards on Auditing (ISAs) as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier” (CSSF). Our responsibilities under the Law of 23 July 2016 and ISAs as adopted for Luxembourg by the CSSF are further described in the “Responsibilities of the “Réviseur d’entreprises agréé” for the audit of the annual accounts” section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of the Company in accordance with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (IESBA Code) as adopted for Luxembourg by the CSSF together with the ethical requirements that are relevant to our audit of the annual accounts. We have fulfilled our other ethical responsibilities under those ethical requirements.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information stated in the annual report but does not include the annual accounts and our audit report thereon.

Our opinion on the annual accounts does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the annual accounts, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the annual accounts or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

PricewaterhouseCoopers, Société coopérative, 2 rue Gerhard Mercator, B.P. 1443, L-1014 Luxembourg

T : +352 494848 1, F : +352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)

R.C.S. Luxembourg B 65 477 - TVA LU25482518

Responsibilities of the Board of Directors for the annual accounts

The Board of Directors is responsible for the preparation and fair presentation of the annual accounts in accordance with Luxembourg legal and regulatory requirements relating to the preparation and presentation of the annual accounts, and for such internal control as the Board of Directors determines is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

In preparing the annual accounts, the Board of Directors is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Responsibilities of the “Réviseur d’entreprises agréé” for the audit of the annual accounts

The objectives of our audit are to obtain reasonable assurance about whether the annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an audit report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual accounts.

As part of an audit in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•

identify and assess the risks of material misstatement of the annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

•

obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control;

•	evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors;
•

conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our audit report to the related disclosures in the annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our audit report. However, future events or conditions may cause the Company to cease to continue as a going concern;

•

evaluate the overall presentation, structure and content of the annual accounts, including the disclosures, and whether the annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

PricewaterhouseCoopers, Société coopérative Represented by Laurence Demelenne	Luxembourg, 25 March 2020

Balance Sheet

As at 31 December 2019

	Note	2019	2018
		€’000	€’000
ASSETS
C. FIXED ASSETS
Financial assets
Shares in affiliated undertakings	3	2,484,124	1,809,026
Participating interests	4	371,227	-
		2,855,351	1,809,026

D. CURRENT ASSETS
Debtors
Amounts owed by affiliated undertakings becoming due and payable within one year		87,797	1,435
Other debtors becoming due and payable within one year		-	306
Cash at bank and in hand		89	190
		87,886	1,931
Prepayments		22	5
TOTAL (ASSETS)		2,943,259	1,810,962

6	Ardagh Group S.A.

2019
Balance Sheet As at 31 December 2019
	Note	2019	2018
		€’000	€’000
CAPITAL, RESERVES AND LIABILITIES
A. Capital and reserves	5
Subscribed capital		21,957	21,956
Share premium account		1,523,390	1,523,226
Reserves
Legal reserve		2,196	2,196
Profit or loss brought forward		262,092	266,542
Profit or loss for the financial year	5	1,248,741	107,471
Interim dividends	5	(117,833)	(111,921)
		2,940,543	1,809,470
C. Creditors
Amounts owed to affiliated undertakings
- becoming due and payable within one year		756	169
Other creditors
- tax authorities - becoming due and payable within one year		158	-
- other creditors - becoming due and payable within one year		1,802	1,323
		2,716	1,492

TOTAL (CAPITAL, RESERVES AND LIABILITIES)		2,943,259	1,810,962

D. MatthewsH. Troskie

 23 March 2020

The accompanying notes form an integral part of these annual accounts

7	Ardagh Group S.A.

Profit and Loss Account
For the year ended 31 December 2019
		2019		2018
Note		€’000		€’000
PROFIT AND LOSS ACCOUNT
5. Raw materials and consumables and other external expenses - other external expenses	6	(2,469)	(1,597)
6. Staff Costs	7	(92)	(89)
9. Income from participating interests
- derived from affiliated undertakings	8	88,500	109,754
- other income from participating interests	9	1,164,282	-
14. Interest payable and similar expenses - other interest and similar expenses	10	(1,005)	(582)
15. Tax on profit or loss	11	(475)	(15)
16. Profit or loss after taxation		1,248,741	107,471
17. Other taxes not shown under items 1 to 16		-	-
18. Profit or loss for the financial year		1,248,741	107,471

D. Matthews H. Troskie

23 March 2020

The accompanying notes form an integral part of these annual accounts

8	Ardagh Group S.A.

Notes to the Audited Annual Accounts

1.	General information

Ardagh Group S.A. (the “Company”) is the holding company for the Ardagh group of companies. The Company was incorporated in Luxembourg on 6 May 2011. Its registered office is 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg. On 20 March 2017, the Company closed its initial public offering (“IPO”) of 18,630,000 Class A common shares on the New York Stock Exchange. ARD Holdings S.A. is the ultimate parent company of the Company and prepares consolidated financial statements. The results of the Company will also be reflected in the consolidated financial statements that ARD Holdings S.A will prepare for the year ended 31 December 2019.

Copies of the ARD Holdings S.A. consolidated financial statements can be obtained from the Company at 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg.

The Company also prepares consolidated financial statements, which are published according to the provisions of Luxembourg law.

The figures for the year that has ended 31 December 2018 relating to other operating expenses and other interest receivable and similar income derived from affiliated undertakings have been reclassified to ensure comparability with the figures for the year ended 31 December 2019.

2.	Summary of significant accounting policies

2.1	Basis of preparation

The annual accounts are prepared in conformity with the Luxembourg legal and regulatory requirements under the historical cost convention.  The accounting policies and valuation rules are, apart from those enforced by the amended Law of 19 December 2002, determined and implemented by the Board of Directors.

The preparation of annual accounts requires the use of certain critical accounting estimates. It also requires the Board of Directors to exercise its judgement in the process of applying the accounting policies. Changes in assumptions may have a significant impact on the annual accounts in the period in which the assumptions changed.  The Board of Directors believe that the underlying assumptions are appropriate and that the annual accounts therefore present the financial position and results fairly.

The Company makes estimates and assumptions that affect the reported amounts of assets and liabilities in the next financial year. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations and future events that are believed to be reasonable under the circumstances.

2.2	Significant accounting policies

The main valuation rules applied by the Company are the following:

(a)	Financial assets

Shares in affiliated undertakings, participating interests and securities held as fixed assets are valued at purchase price including the expenses incidental thereto. Loans to affiliated undertakings are valued at nominal value.

In the case of durable depreciation in value according to the opinion of the Board of Directors, value adjustments are made in respect of financial fixed assets, so that they are valued at the lower figure to be attributed to them at the balance sheet date. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

(b)	Debtors

Debtors are valued at their nominal value. They are subject to value adjustments where their recovery is compromised. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

(c)	Foreign currency

Transactions expressed in currencies other than Euro (€) are translated into Euro (€) at the exchange rate effective at the time of the transaction.

Financial assets expressed in other currencies than Euro are translated at the exchange rate effective at time of transaction. At the balance sheet date, these assets remain translated at historical exchange rates.

Cash at bank is translated at the exchange rate effective at the balance sheet date. Exchange losses and gains are recorded in the profit and loss account of the year.

9	Ardagh Group S.A.

Other assets and liabilities are translated separately respectively at the lower or at the higher of the value converted at the historical exchange rate or the value determined on the basis of the exchange rates effective at the balance sheet date. The unrealised exchange losses are recorded in the profit and loss account. The exchange gains are recorded in the profit and loss account at the moment of their realisation.

Where there is an economic link between an asset and liability, these are valued in total according to the method described above and the net unrealised losses are recorded in the profit and loss account whereas unrealised exchange gains are not recognised.

(d)	Provision for taxation

Provision for taxation corresponding to the tax liability estimated by the Company for the financial years/periods for which the tax return has not yet been filed are recorded under the caption “Other creditors – tax authorities”

(e)	Creditors

Creditors are recorded at their reimbursement value. Where the amount repayable on account is greater than the amount received, the difference is shown as an asset and is written off over the period of the debt based on a linear method.

3.	Shares in affiliated undertakings

The Company’s affiliated undertakings are:

Name	Registered office	Ownership %	Last balance sheet date	Net equity (FRS101) €’000 Unaudited	Profit for the year €’000 Unaudited
Ardagh Packaging Group Ltd.	Ardagh House Leopardstown Dublin 18, Ireland	100%	31/12/2019	1,665,772*	89*

*  These relate to the stand-alone accounts of Ardagh Packaging Group Limited.

During the year, the Company made a capital contribution to Ardagh Packaging Group Ltd of €675,098,145 (2018: nil).

4.	Participating interests

	At 31 December
	2019	2018
	€’000	€’000
Participating interests at 1 January	-	-
Acquisition of shares in participating interests undertaken during the year	371,227	-
Participating interests at 31 December	371,227	-

On 31 October 2019, as consideration for the transaction described in Note 9, the Company received 16,879,755 shares in Trivium Packaging B.V. representing a 42.4% shareholding with a value of €371,227,492 and approximately €2,678,076,330 in cash proceeds, subject to customary completion adjustments. Trivium Packaging B.V. is incorporated in the Netherlands, with corporate offices in Amsterdam.

5.	Capital and reserves

Subscribed capital

	’000	’000
	2019 €’000	2018 €’000
Authorised and Subscribed
18,660,768 (2018: 18,649,378) ordinary shares class A of €0.01 each	187	186
217,696,000 (2018: 217,696,000) ordinary shares class B of €0.10 each	21,770	21,770
	21,957	21,956

10	Ardagh Group S.A.

The movements in the subscribed capital were as follows:

	Par Value €	No. of Class Shares	€’000

At 1 January 2019	0.01	18,649,378	186
Share Capital subscription - Class A Shares	0.01	11,390	1
At 31 December 2019	0.01	18,660,768	187

The movements in the reserve accounts are as follows:

	Share premium account	Legal reserve	Profit or loss brought forward	Profit or loss for the year
	€’000	€’000	€’000	€’000
At 1 January 2019	1,523,226	2,196	266,542	107,471
Allocation of profit or loss from previous year	-	-	107,471	(107,471)
Interim Dividend paid allocated to reserves	-	-	(111,921)	-
Share premium issuance	164	-	-	-
Profit or loss for the year	-	-	-	1,248,741
At 31 December 2019	1,523,390	2,196	262,092	1,248,741

On 8 February 2019, the Company declared an interim dividend of $0.14 per common share. The dividend of €29 million was paid on 31 March 2019 to shareholders of record on 27 February 2019.

On 25 April 2019, the Company declared an interim dividend of $0.14 per common share. The dividend of €29 million was paid on 31 May 2019 to the shareholders of record on 17 May 2019.

On 24 July 2019, the Company declared an interim dividend of $0.14 per common share. The dividend of €29 million was paid on  30 August 2019 to the shareholders of record on 16 August 2019.

On 31 October 2019, the Company declared an interim dividend of $0.14 per common share. The dividend of €30 million was paid on 29 November 2019 to the shareholders of record on 15 November 2019.

Legal reserve

Under Luxembourg law, the Company is required to allocate a minimum of 5% of its annual net income to a legal reserve, until this reserve equals 10% of the subscribed share capital.  This reserve is not available for distribution.

6.	Other external expenses

	2019 €’000	2018 €’000
Other external expenses	2,469	1,597

7.	Staff Costs

The Company has one employee  (2018:  one).

11	Ardagh Group S.A.

8.	Income from participating interests

Derived from affiliated undertakings

		€’000
	2019 €’000	2018 €’000
Ardagh Packaging Group Limited	88,500	109,754

Income derived from affiliated undertakings relates to dividend income.

9.	Other income from participating interests

	2019 €’000	2018 €’000
Income from participating interests	1,164,282	-

On 31 October 2019 Ardagh Group completed the combination of its Food & Specialty Metal Packaging business with the business of Exal Corporation to form Trivium Packaging B.V (“Trivium”). As a result of this transaction the Company received proceeds of €2,678,076,330 and recognised a gain on disposal of the legal entities it had acquired during the period of €1,164,281,858.

10.	Interest payable and similar expenses

Other interest and similar expenses

		€’000
	2019 €’000	2018 €’000
Foreign currency translation losses	634	578
Other interest	371	4
	1,005	582

11.	Taxes on profit or loss

The Company is subject in Luxembourg to the applicable general tax regulations.

	2019 €’000	2018 €’000
Tax expense for the financial year	475	15

12	Ardagh Group S.A.

12.	Commitments and contingencies

The Company has guaranteed certain liabilities of a number of its subsidiaries for the year ended 31 December 2019 including guarantees under Section 357 of the Irish Companies Act, 2014, and Section 264 of the German Commercial Code, as listed below. Furthermore, the Company has assumed joined and several liability in accordance with Section 403, Book 2 of the Dutch Civil Code for the liabilities of a number of its Dutch subsidiaries, as listed below.

The Irish subsidiary undertakings of the Company listed below, have availed of an exemption from filing their individual financial statements with the Irish Registrar of Companies as permitted by Section 357 of the Irish Companies Act, 2014 on the basis that they have satisfied the conditions as laid out in Sections 357 (a) to (h) of that Act.

Ardagh Packaging Group Limited
Ardagh Packaging Group Holdings Limited
Ardagh Packaging Holdings Limited
Ardagh Packaging Dublin Finance Limited
Ardagh Packaging Ireland Holdings Limited
Ardagh Glass Sales Limited
Ardagh Glass Dublin Limited
Ardagh Packaging Finance Ireland Limited
Ardagh Packaging Finance Plc
Ardagh Glass Finance Plc
Ardagh Corporate Services Limited
Ardagh Packaging International Services Limited
Ardagh Receivables Finance DAC
Ardagh Corporate Management Limited
Ardagh Packaging Services Limited
Ardagh Containers Holdings Limited
Ardagh Treasury Limited
Ardagh Metal Beverage Finance Ireland Limited
Ardagh Glass Dublin Finance Limited
Ardagh Metal Holdings Limited

The German subsidiary undertakings of the Company listed below, have availed of an exemption from filing their individual financial statements with the German Registrar of Companies as permitted by Section 264 paragraph 3 of the German Commercial Code, on the basis that they have satisfied the conditions as laid out in Section 264 Paragraph 3 Item

1.-5.of that Code.

Ardagh Metal Beverage Holdings Germany Gmb
Ardagh Metal Beverage Managing GmbH
Ardagh Metal Beverage Holdings GmbH & Co. KG
Ardagh Metal Beverage Germany GmbH
Ardagh Metal Beverage Trading Germany GmbH
Ardagh Metal Beverage Beteiligungs GmbH
Recan GmbH
Ardagh Group Germany GmbH
Ardagh Glass GmbH
UniMould GmbH
Heye International GmbH
Heye Beteiligungs GmbH & Co. KG
OGB Obernkirchener Grundstücksbeteiligungs GmbH

The Company has issued a declaration of joint and several liability as referred to in section 403, book 2 of the Dutch Civil Code in respect of a number of its subsidiaries. This provides an exemption for those entities from filing their individual financial statements. The declaration concerns:

Ardagh Glass Moerdijk B.V.
Ardagh Glass Dongen B.V.
Ardagh Metal Beverage Netherlands B.V.
Ardagh Metal Beverage Trading Netherlands BV

With exception of the above guarantees the Company had no commitments and contingencies at 31 December 2019 (2018: €nil).

13	Ardagh Group S.A.

13.	Related party transactions

The shareholders of Trivium Packaging B.V have entered into a Shareholders Agreement, dated 31 October 2019, which governs their relationship as owners of Trivium, including in respect of the governance of Trivium and its subsidiaries, their ability to transfer their shares in Trivium and other customary matters.

The Ardagh group of companies has entered into a mutual services agreement (“MSA”), with Trivium pursuant to which Ardagh and Trivium provide services to each other. The services generally relate to administrative support in respect of treasury activities, tax reporting, procurement and logistics, R&D, product development and certain IT services. The MSA provides for the sharing of certain facilities leased by Ardagh in connection with the provision of services, with appropriate segregations in place between the Ardagh entities, on the one hand, and the Trivium entities, on the other hand.

Except for the above transactions and interest receivable from affiliated entities, and investments in and loans to and from affiliated entities as disclosed in notes 3, 4, 8 and 9, there were no material related party transactions during the year ended 31 December 2019.

14.	Subsequent events

On 19 February 2020, the Company declared  an interim dividend of $0.14 per common share. The dividend of $33 million will be paid on 1 April 2020 to shareholders of record on 18 March 2020.

Update related to Covid-19

The outbreak of the novel coronavirus (“COVID-19”) and measures to prevent its spread, including restrictions on travel, imposition of quarantines and prolonged closures of workplaces and other businesses, including hospitality, leisure and entertainment outlets, and the related cancellation of events, may impact the business operations of some or all of our Group companies in a number of ways. This may include an adverse effect from reduced global economic activity and resulting demand for customers’ products and, therefore, the products that our Group companies manufacture, as well as our Group companies ability to operate their businesses, including potential disruptions to their supply chains and workforces. The COVID-19 impact on capital markets could also affect the cost of borrowing.

Although it is currently too early to estimate, we expect the ultimate significance of the impact of these disruptions, including the extent of their adverse impact on the Company, will be determined by the length of time that such disruptions continue which will, in turn, depend on the duration of the COVID-19 pandemic and the impact of governmental regulations that might be imposed in response to the pandemic.

15.	Approval of annual accounts

The Board of Directors approved these annual accounts on 23 March 2020.

14	Ardagh Group S.A.